January 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	Chemours Co

Form 10-K for Fiscal Year Ended December 31, 2022

Form 8-K filed February 9, 2023

Response Dated December 22, 2023

File No. 001-36794

Dear Sir or Madam:

On behalf of The Chemours Company (the “Company” or “Chemours”), this letter responds to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) contained in the letter dated January 3, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 10, 2023 (the “2022 Form 10-K”) and the Company’s Current Report on Form 8-K furnished on February 9, 2023 (the “Form 8-K”). Capitalized terms used and otherwise not defined have the meanings assigned to such terms in the 2022 Form 10-K, the Form 8-K or their exhibits, as applicable.

The headings and numbered paragraph of this letter correspond to the headings and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to the comment.

Form 8-K Filed February 9, 2023

Exhibit 99.1

1.

We note your response to prior comment 2 regarding your presentation of adjusted EBITDA margin only at the segment level as your segment profit measure. However, we note within the Segment Financial and Operating Data section of your earnings press releases that you include the presentation of adjusted EBITDA margin at the consolidated level. As such, we continue to request that you present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in accordance with Item 10(e)(1)(i)(A) of S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, in future reports, we will remove the presentation of Adjusted EBITDA margin at the consolidated level in our earnings releases that will be furnished with a Current Report on Form 8-K.

Division of Corporate Finance

January 8, 2024

Page Two

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If you require additional information or have any questions about this letter, please do not hesitate to contact me at jonathan.lock@chemours.com or (302) 773-1000 or our Chief Accounting Officer, Camela T. Wisel, at camela.t.wisel@chemours.com or (302) 773-3234.

Sincerely,

/s/ Jonathan Lock

Jonathan Lock

Senior Vice President

Chief Financial Officer

cc:	Kristine M. Wellman, Senior Vice President, General Counsel & Corporate

Secretary, The Chemours Company

Scott Lesmes, Partner, Morrison & Foerster LLP